EXHIBIT 99.1



                              FOR IMMEDIATE RELEASE


Contacts:
Investors:                                            Media:
Emer Reynolds                                         Anita Kawatra
Ph: 353-1-709-4000                                    Ph:  212-407-5755
    800-252-3526                                           800-252-3526


                  ELAN ANNOUNCES WEBCAST OF THIRD QUARTER 2003
                                FINANCIAL RESULTS

DUBLIN, IRELAND, October 20, 2003 -- Elan Corporation, plc (NYSE: ELN) ("Elan") announced today that it will host a conference call on Wednesday, November 12, 2003 at 8:30 a.m. Eastern Standard Time (EST), 1:30 p.m. Greenwich Mean Time
(GMT) with the investment community to discuss Elan's third quarter 2003 financial results, which will be released before the U.S. and European financial markets open.

Live audio of the conference call will be simultaneously broadcast over the Internet and will be available to investors, members of the news media and the general public.

This event can be accessed by visiting Elan's website at www.elan.com and clicking on the Investor Relations section, then on the event icon. The event will be archived and available for replay for 24 hours. The replay telephone number is 800-633-8284 or 402-977-9140, reservation number 21163951.

About Elan
Elan is focused on the discovery, development, manufacturing, selling and marketing of novel therapeutic products in neurology, pain management and autoimmune diseases. Elan shares trade on the New York, London and Dublin Stock Exchanges.